77e

Regulatory matters and litigation
In late 2003 and 2004, Putnam Management settled charges brought by the SEC and the Massachusetts Securities
Division in connection with excessive short-term trading in Putnam funds. In July 2011, the fund recorded a receivable of $2,152,407 related to restitution amounts in connection with a distribution plan approved by the SEC. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $40,799 related to settlement of those lawsuits.
Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.